UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                               May 21, 2020


  Via Email

  Viktor Sapezhnikov, Esq.
  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019

          Re:     GCP Applied Technologies Inc.
                  Definitive Additional Materials on Schedule 14A
                  Filed on May 20, 2020
                  File No. 001-37533

  Dear Mr. Sapezhnikov:

          We have reviewed the filings above and have the following comments:

      1. Please refer to the following statement: "We also believe independent shareholders should be concerned with allowing Starboard and 40 North to take creeping control of the
         Company." Please clarify what the term "creeping control" is intended to refer to. To the extent that it is referring to Starboard's nominees, please refrain from using this formulation in future filings. Starboard's nominees, if elected, will owe fiduciary duties and otherwise be accountable to all of the Company's shareholders. While Starboard has proposed six nominees for election who, if elected, would comprise a majority of the
         Board, as a matter of law and fact, Starboard will not be obtaining "control" of the
         Company within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.

      2. Please refer to the quoted statement in comment #1. Please either provide support for the implication that Starboard and 40 North are coordinating with one another--with respect to Starboard's proxy solicitation or otherwise--or refrain from making such statement in future filings.


                                          *       *        *


         We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
May 21, 2020
Page | 2

action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3444.


                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions


cc:     Adam O. Emmerich, Esq.
        Gregory E. Ostling, Esq.
        Wachtell, Lipton, Rosen & Katz